Second Quarter Report



Union Bankshares, Inc.

June 30, 2013

NASDAQ: UNB

August 8, 2013

DEAR SHAREHOLDER,

We are pleased to report the financial results of your company for the second quarter of 2013. Earnings for the quarter were $0.40 per share compared to $0.32 per share for the second quarter of 2012. Year to date earnings were $0.79 per share compared to $0.60 per share for the same period of 2012. Assets were $546 million at June 30, 2013 compared to $534 million at June 30, 2012.

Second quarter operating results continue to be bolstered by strong residential loan sales, low loan charge offs, and lower pension expense compared to the same period last year. As hoped, commercial loan demand and production have improved, allowing us to increase our total loans outstanding. Our loan pipelines indicate this should continue into at least the third quarter of this year and should improve loan interest income in the coming months.

Chairman of the Federal Reserve Ben Bernanke has been imitating the great Flying Wallendas high wire act, balancing inflation and job creation with the United States' and the World's economies at stake. Largely, he and the Federal Open Market Committee have done a sound job stabilizing the economy during extremely difficult times. Chairman Bernanke has spoken publically several times in the past few months and whether by accident or on purpose, managed to spook the bond markets and caused the ten year Treasury bill yield to increase over 100 basis points. While some may view this as a sign of an improving economy, the increase in bond yields has caused an equivalent increase in residential mortgage interest rates. From a macro perspective this may dampen an improving though fragile housing market. From a micro perspective Union Bank may see lower residential loan demand with a resulting decrease in gains on sales of residential loans. Unfortunately for savers, bank deposit interest rates are unlikely to rise anytime soon as banks have plenty of liquidity and are unlikely to "pay up" for deposits they cannot deploy into sound loans.

We have discussed the proposed Basel III capital requirements in previous quarterly shareholder letters. Basel III is shorthand for the Third Basel Accord, a global regulatory standard on bank capital adequacy. The Accord was only to apply to the largest US banks, but US regulators decided to impose the standards on all banks including Union. The originally proposed regulation had the potential of requiring community banks to hold significantly more capital than currently required. The final standards were published on July 9, 2013 with an implementation date of January 1, 2015. Our initial impression is that we will be able to comply with the new increased capital requirements when Basel III is implemented. It is a top priority of Management and the Board to quantify how

---

ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 16 banking offices, a loan center and 32 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $546 million provides the financial strength to successfully serve its constituents.

Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address: 20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667
Investor Relations: www.UnionBankVT.com

Union Bankshares, Inc.

---

continued

Basel III will affect our capital planning and management in the future.

Reports from our travel and tourism customers indicate the summer season has begun successfully despite the unusually sultry and rainy weather. Likewise, the construction trades are for the most part busy, dependent on geography and specialty. The same cannot be said for farmers, as the heavy rains wreak havoc on feed crops such as corn and hay. Our sources indicate the economy in our market area continues to improve, but is by no means robust. We are guardedly optimistic that the local economy will continue to improve over time.

Enclosed please find your dividend check or advice of deposit representing a dividend of $0.25 per share to shareholders of record July 27, 2013 and payable August 8, 2013.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & CEO

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104&128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

Second Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
Jeffrey G. Coslett—Vice President
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

Michael R. Barrett
Dwight A. Davis
Rosemary H. Gingue
Justin P. Lavely
Alexandra S. Maclean
Mary K. Parent

ALL: David S. Silverman

OFFICERS – UNION BANK

Tracy Pierce Ash—Assistant Treasurer	Littleton
Diana M. Ashley—Assistant Treasurer	Fairfax
Rhonda L. Bennett—Vice President	Morrisville
Sherrie A. Bull—Vice President	Morrisville
Stacey L.B. Chase—Assistant Vice President	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John A. Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer M. Degree—Assistant Treasurer	Morrisville
Ronald C. Dion—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Vice President	So. Burlington
Kenneth D. Gibbons—Chairman	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Senior Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
R. Ryan Leap—Senior Vice President	Morrisville
Edward L. Levite—Senior Loan Originator	So. Burlington
Carrie R. Locklin—Assistant Vice President	Morrisville
Bonnie J. Losty—Vice President	Morrisville
John L. Malm—Vice President	Littleton
Robyn A. Masi—Vice President	Stowe
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Samantha A. Norrie—Assistant Treasurer	Littleton
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Vice President	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
Lesley S. Russ—Assistant Treasurer	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Melyssa S. Whitcomb—Assistant Treasurer	Lyndonville
Lori J. Wiggett —Assistant Treasurer	No. Woodstock
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville
Anita D. Woodcock—Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	June 30, 2013	June 30, 2012
Cash and due from banks	$3,977	$5,220
Federal funds sold & overnight deposits	8,277	7,132
Interest bearing deposits in banks	22,262	22,027
Investment securities	37,032	34,876
Loans held for sale	4,460	15,105
Loans, net	444,914	421,305
Reserve for loan losses	(4,752)	(4,580)
Premises and equipment, net	10,184	10,290
Other real estate owned, net	644	1,550
Accrued interest & other assets	19,676	21,335
Total Assets	**$546,674**	**$534,260**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$79,888	$74,513
Interest bearing deposits	266,176	249,318
Time deposits	127,953	135,576
Borrowed funds	20,178	23,983
Accrued interest & other liabilities	6,685	9,842
Common stock	9,852	9,848
Additional paid-in capital	331	293
Retained earnings	42,077	38,822
Accumulated other comprehensive loss	(2,588)	(4,099)
Treasury stock at cost	(3,878)	(3,836)
Total Liabilities & Shareholders' Equity	**$546,674**	**$534,260**

Standby letters of credit were $2,053,000 and $1,920,000 at June 30, 2013 and 2012, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(3 months ended)		(6 months ended)	
Interest income	$6,079	$6,185	$12,016	$12,381
Interest expense	613	853	1,261	1,763
Net interest income	**5,466**	**5,332**	**10,755**	**10,618**
Provision for loan losses	75	180	135	360
Net interest income after provision for loan losses	**5,391**	**5,152**	**10,620**	**10,258**
Trust income	154	159	317	306
Noninterest income	1,966	2,009	3,959	3,765
Noninterest expenses:				
Salaries & wages	2,235	2,235	4,392	4,469
Pension & employee benefits	638	1,057	1,321	2,115
Occupancy expense, net	291	285	622	629
Equipment expense	388	341	814	686
Other expenses	1,670	1,645	3,252	3,205
Total	5,222	5,563	10,401	11,104
Income before taxes	**2,289**	**1,757**	**4,495**	**3,225**
Income tax expense	492	319	961	560
Net income	**$1,797**	**$1,438**	**$3,534**	**$2,665**
Earnings per share	**$0.40**	**$0.32**	**$0.79**	**$0.60**
Book value per share			**$10.27**	**$9.20**